

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Via E-mail
Kenneth A. Kelly, Jr.
Senior Vice President & Controller
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152

> **Re: McCormick & Company, Incorporated**
> **Form 10-K for Fiscal Year Ended November 30, 2010**
> **Filed January 27, 2011**
> **Form 10-Q for Fiscal Quarter Ended February 28, 2011**
> **Filed April 1, 2011**
> **Commission File No.: 1-14920**

Dear Mr. Kelly:

We have reviewed your response letter dated April 20, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2010

Exhibit 13

Note 16: Business Segments, page 55

1.   In response to prior comment one you indicate that significant effort and cost would be required to accumulate the information necessary to provide disclosure of the revenue attributable to specialty foods. Please describe for us this effort and cost and explain to us how you determined it was significant. In addition, clarify for us whether the significant effort and cost would be incurred one time as a start-up cost, or annually.

2.   We have considered your response to prior comment three and the accompanying materials. Please explain to us how you have considered:

- Whether each of the ten components identified in your "blue sheets" (e.g., EMEA Consumer, Canada Consumer, etc.) represent distinct operating segments, under ASC 280-10-50-1. In this regard, it appears that your CODM regularly reviews discrete financial information for these components, and your planning and budgeting process appears to provide disaggregated information for each component to your CODM for resource allocation purposes.

- ASC 280-10-50-8 and the fact that there are segment managers for the ten individual components and no one is held responsible for total consumer and total industrial.

Please provide any additional analysis necessary to support your determination of operating segments. If you ultimately determine that the ten individual components are operating segments, provide us a comprehensive analysis of your determination of reportable segments under ASC 280-10-50-10 through 50-19, including supporting calculations for any compound annual growth rate amounts utilized as part of ASC 280-10-50-11. If necessary, please reevaluate your determination of reporting units under ASC 350-20-35-23 through 35-46.

You may contact Michael Fay at (202) 551-3812 or Mark Shannon at (202) 551-3299 if you have questions regarding the comments and related matters. Please contact me with any other questions at 202-551-3489.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant